Citigroup Global Markets Ltd
CIK ID :0001012467
NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for May 2022 have been made to remove Diana Taylor & Carey Lathrop as CGML NFA CFTC Principals.